FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 7th, 2003

Commission File Number: 000-28011

Terra Networks, S.A.

(Translation of registrant’s name into English)

Paseo de la Castellana, 92

28.046 Madrid

Spain

(34) 91-452-3900

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Terra Networks, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1	1Q-03 Terra Lycos Earnings Release	1-28

Terra Lycos

1Q 2003 Results
May 7th, 2003

terra lycos

1. First Quarter 2003 Results

•	Press Release

2. Financial Statements

•	Consolidated Statement of Operations

•	Notes to Consolidated Statement of Operations

•	Consolidated Balance Sheet

•	Cash Flow and Change in Net Debt Position

•	Operating Data

3. Historic Data

•	Consolidated Statements of Operations

•	Notes to Consolidated Statements of Operations

•	Consolidated Balance Sheet

•	Operating Data

4. Other Information

•	Description of main Consolidated Statement of Operations accounts and EBITDA

•	Main Fully and Equity Consolidated Companies

•	Guidance

•	Relevant Facts filed with the CNMV/SEC and Press Releases

•	Contact Information

In the first three months of 2003, net income improved by 57% compared to the same period in 2002

TERRA LYCOS IMPROVES EBITDA BY 63% OVER THE FIRST THREE MONTHS OF LAST YEAR AND 26% OVER THE PREVIOUS QUARTER

•	Revenue grew 8% over same period last year excluding the foreign exchange rate’s adverse effect and the impact of the Bertelsmann and Telefonica Strategic Alliances. Compared to the previous agreement, the new long-term strategic alliance with Telefónica, signed in February 2003, means lower revenue in the near term in exchange for profitability, stability and higher revenue in the long term.

•	Revenue for the January-March period was 153 million constant first-quarter-2002 euros, excluding the foreign exchange rate impact. Compared with the same period of the previous year, the foreign exchange rate effect in the first quarter of all currencies where transactions are conducted outside the euro zone yielded a negative accounting impact of 38 million euros for the first three months of the year. In current euros, revenue for the period was 115 million euros.

•	EBITDA in current euros was -15 million euros, an improvement of 63%, or 26 million euros, compared to the same period last year, and a 26% improvement compared to the previous quarter. The EBITDA margin in current euros for the first three months of the year was - 13%, an improvement of 12 percentage points compared to the same period of last year.

•	Excluding the foreign exchange rate impact, EBITDA improved to -13 million euros and the EBITDA margin improved to -8%, an improvement of 69% and 17 percentage points respectively over the first quarter of 2002.

•	In the first three months of the year, net income improved by 57%, or 74 million euros, compared to same period last year, to reach -56 million euros.

•	Terra Lycos ended March 2003 with a total of 3.3 million paying customers in access, communication and portal services, a 78% increase compared to the same period in 2002.

•	The Company ended the quarter with 419,000 ADSL customers, an increase of 54% compared to the same period in 2002, and an increase of 11% compared to the previous quarter.

Madrid, May 7, 2003.—Terra Lycos (MC: TRR; NASDAQ: TRLY), the largest global Internet network, today released its financial results for the first quarter of 2003.

Revenue

Revenue grew 8% over the same period last year excluding the foreign exchange rate’s adverse effect, revenues provided by the Bertelsmann Agreement in the first quarter of 2002 and revenues this quarter from the new Telefonica Alliance.

Terra Lycos revenue was 153 million euros in constant first-quarter-2002 euros, excluding the impact of the foreign exchange rate. After local currencies were consolidated (63% of Terra Lycos revenue comes from non-euro currencies), revenue was adversely affected by 38 million euros by the foreign exchange rate due to the revaluation of the euro. In more detail, the exchange rate impacted revenues in Brazil by -26 million euros, -5 million euros in Mexico, -5 million euros in the US and -2 million euros in Chile. The equivalent revenue figure in current euros, accounting for the impact of the current foreign exchange rate, was 115 million euros.

The lower revenue in this quarter was also a result of the new long-term strategic alliance with Telefónica, which replaced the agreement with Bertelsmann, and which makes Terra Lycos the portal and exclusive provider and aggregator of Internet content and services for Telefonica for the next six years. The transition from the Bertelsmann agreement to the Telefonica alliance has yielded a negative revenue impact of 16 million constant euros in the quarter, however it is important to highlight that revenue from the alliance in this first quarter was 19 million euros, out of the 118 million euros estimated for 2003.

The previous agreement produced revenue of 180 million euros from Bertelsmann and Telefónica in 2002, versus 118 million euros estimated for this year under the new extendable six-year alliance. This lower revenue will have an impact on the revenue reported for 2003.

Although the alliance means less revenue in the short term, it guarantees profitability and stability for the Terra Lycos business model in the medium and long term (a minimum of six years vs 3 years) by assuring a minimum annual positive impact of 78.5 million euros on EBITDA and moving toward greater geographic and product diversification.

From January to March, 43% of revenues resulted from access business; 27% from content, portal and communication services; 18% from advertising and e-commerce; 12% from corporate & SMEs services and other income.

This positive trend in the diversification of Terra Lycos’ revenues began in the fourth quarter of last year as a result of the transition in the Company’s business model. Particularly noteworthy is the spectacular growth in revenue generated by communication, portal and content services, which now account for 27% of total revenue, versus 6% in the first quarter of 2002.

The Company’s positive move toward charging for content and communication services through the “O.B.P” (Open, Basic, Premium) model has meant that, during the first three months of the year, revenue from subscriptions to value added services, excluding access, accounted for 29% of total revenue. Examples of O.B.P. include communication and portal services exclusively provided to Telefónica in Spain, Telefónica.net and ADSL Solutions. Also, the Tripod and Angelfire premium personal Web publication services are being very well received, with a 225% increase to the number of subscribers compared to the same period last year.

During the quarter, Terra Lycos signed alliances with leading companies in other sectors, including an agreement with MotorPress to create Autopista On-line, an innovative portal that seeks to seize business opportunities in the automotive sector over the Internet by offering a broad range of value-added services and content. In Spain, Brazil and the United States, Terra Lycos has launched the new version of Terra Messenger, an instant-messaging service that inaugurates a new strategy for the Company in real-time communications.

March 2003 marked the introduction of the Terra Programming Grid, in an event patterned after the method television networks traditionally use to introduce their new programs each season. The aim was to make marketing and advertising professionals aware of the most complete Internet content programming: “Terra’s Continents.”

Operating Expenses

During the first three months of the year, through efficient management supported by steady improvement in processes, Terra Lycos was able to continue the gradual reduction in operating expenses. During the period, the Company cut its costs by 39% compared to the same period last year. An important part of these reductions in operating expenses is the new organizational model focused on the new Global Operations Unit whose mission is to generate growth with the launch of new global products and to provide savings through cost efficiency in product development and implementation.

Operating Margin—EBITDA

EBITDA for January-March 2003 improved by 26 million euros over the same period last year, reaching -15 million euros, which is in line with the steady positive trend in EBITDA over the last ten quarters. EBITDA margin in current euros was -13%, an improvement of 12 percentage points compared to the same period last year.

Excluding the impact of the foreign exchange rate, EBITDA for the first three months of the year in constant first-quarter-2002 euros was -13 million euros, and the EBITDA margin was -8%. This represents an improvement of 69% and 17 percentage points over the first three months of 2002.

Net Income

Net income in the first three months of 2003 was -56 million euros, an improvement of 57%, or 74 million euros, compared to the first quarter of last year.

The improvement in net income is due to EBITDA improvement, efficient management during the quarter and the write-down of assets of 1.4 billion euros that Terra Lycos made at the close of 2002 in a show of transparency and use of conservative accounting practices, adapting the book value of investments made in the past to the current condition of the market.

Cash

Terra Lycos has one of the strongest cash positions in the sector allowing it to finance its operations and seize business opportunities to continue growing profitably. Efficient cash management enabled the Company to end the first quarter with 1.73 billion euros.

Operating Results

Terra Lycos ended March 2003 with a total of 3.3 million paying customers for content, portal, communication services and access, an increase of 78% compared to the first quarter of last year. As of March 31, the number of ADSL customers was 419,000, a 54% increase compared to the first quarter of 2002, and 11% compared to the previous quarter.

Joaquim Agut, executive chairman of Terra Lycos, said “the results reflect our positive trend in recent quarters toward achieving profitability.” Mr. Agut added that “efficient management through steady improvement in processes has been accompanied by diversification of revenue sources, focusing on profitable business segments.” Mr. Agut said that “this change in our business model has definitely been supported by the strategic alliance with Telefónica, which guarantees us long-term stability, not to mention alliances with other leading companies and our commitment to launching global value-added products.”

About Terra Lycos

Terra Lycos is the global Internet group with a presence in 42 countries and 19 languages. The group, which resulted from the Terra Networks, S.A. acquisition of Lycos, Inc. in October 2000, is one of the most popular websites in the United States, Europe, Asia and Latin America, and it is the foremost access provider in Spain and Latin America.

The Terra Lycos network of sites includes Terra in 17 countries, Lycos in 25 countries, Angelfire.com, Atrea.com, Azeler.es, Direcciona.es, Educaterra.com, Emplaza.com, Gamesville.com, HotBot.com, Ifigenia.com, Invertia.com, Lycos Zone, Maptel.com, Matchmaker.com, Quote.com, RagingBull.com, Rumbo.com, Tripod.com, Uno-e.com and Wired News (Wired.com), among others.

Terra Lycos is headquartered in Barcelona and has operating centers in Madrid and Boston, among other locations. It is listed on the Madrid Stock Exchange (TRR) and the Nasdaq (TRLY).

Financial Statements

Consolidated Statement of Operations

(in thousand of Euros—Spanish GAAP)

unaudited

	Three Months Ended mar-31
	2003	2002
Revenues:
Access	49,722	60,896
Advertising and e-commerce	20,753	75,138
Communication, portal and content services	30,593	9,396
Corporate & SMEs Services and Other	13,759	15,166
Total revenues	114,827	160,596

Operating expenses:
Goods purchased	(57,857)	(83,218)
Personnel expenses	(31,831)	(47,788)
Professional services	(6,088)	(11,973)
Depreciation and amortization	(19,461)	(40,369)
Marketing and Commisions	(15,592)	(28,266)
Maintenance, supplies and leases	(12,176)	(17,020)
Other operating expenses	(10,844)	(19,179)
Total operating expenses	(153,849)	(247,813)

Operating loss	(39,022)	(87,217)

Financial income (expense)	12,270	14,445
Amortization of goodwill	(20,129)	(65,661)
Equity share in affiliate losses, net	(11,187)	(21,012)
Extraordinary income (expense) and other	2,518	(1,352)

Income (loss) before taxes	(55,550)	(160,797)

Corporate income tax credit	(164)	30,046
Minority interest	26	586

Net Loss (Spanish GAAP)	(55,688)	(130,165)

Shares excluding Stock Options Plan (‘000)	559,848	560,600

Notes to Consolidated Statement of Operations

(in thousand of Euros—Spanish GAAP)

unaudited

Revenues by Country(1)

	2003	2002	2003	2002
	Current Euros		Local Currency			Δ%
Spain	42,051	35,458	42,051	35,458		19%
Brazil	33,270	31,853	124,408	66,474		87%
US	21,317	67,455	22,871	59,113		-61%
Other	18,189	25,830	25,500	25,830	(2)	-1%
Total revenues	114,827	160,596

(1)	Not by legal entity
(2)	In Euros

	Three Months Ended mar-31
	2003	2002	Δ%
Operating loss	(39,022)	(87,217)	55%	F
Depreciation and amortization	19,461	40,369	52%	F
Lease expense on fixed assets(1)	4,359	6,009	27%	F
EBITDA(2)	(15,202)	(40,839)	63%	F
EBITDA Margin	-13%	-25%	12 p. p.

(1)	In all prior periods reported and for EBITDA guidance calculation purposes, expenses related to equipment leases recorded in Lycos are deemed to be depreciation costs.
(2)	See EBITDA description in the Other Information section
F:	Favorable evolution

EBITDA Reconciliation

Figures at Constant 3m’02 Exchange Rates

	Three Months Ended mar-31
	2003 Constant € (1)	2002	Δ%
Revenue by business:
Access	66,020	60,896	8%
Advertising and e-commerce	26,885	75,138	-64%
Communication, portal and content services	40,753	9,396	334%
Corporate & SMEs Services and Other	19,605	15,166	29%
Total revenues	153,263	160,596	-5%

Revenue by country:
Spain	42,051	35,458	19%
Brazil	59,614	31,853	87%
US	26,098	67,455	-61%
Other	25,500	25,830	-1%
Total revenues	153,263	160,596	-5%

EBITDA(2)	(12,540)	(40,839)	69%
EBITDA Margin	-8%	-25%	17p.p.

(1)	3m’02 average exchange rates
(2)	See EBTTDA description in the Other Information section

BAU Revenues (Business as Usual Revenues net of FX and Bertelsmann/TEF contracts)

	Three Months Ended mar-31
	2002	2003	Δ%
Revenue at Current Euros	114,827
Effect of exchange rates on revenues(1)	38,436
Revenue at Constant Euros	153,263	160,596	-5%

Bertelsmann/Telefonica revenues	19,112	44,353
Effect of FX on Bertelsmann/TEF revenues(1)	8,575

BAU Revenues	125,576	116,243	8%

(1)	3m’02 average exchange rates

Consolidated Balance Sheet

(in million of Euros—Spanish GAAP)

unaudited

	mar-31 2003	mar-31 2002
ASSETS
Due from Shareholders for Uncalled Capital	254.0	350.3
Fixed and Other Noncurrent Assets:
Intangible assets	71.8	140.8
Property and equipment	45.9	121.1
Long-term investments	558.7	1,079.7
Other fixed and noncurrent assets	3.1	81.6
Total fixed an other noncurrent assets	679.4	1,423.2
Goodwill in consolidation	605.6	1,760.0
Long-Term deferred expenses	7.4	14.9
Curent Assets:
Cash and Short-term investments	1,743.8	2,021.9
Other current assets	146.9	212.3
Total current Assets	1,890.7	2,234.1

TOTAL ASSETS	3,437.1	5,782.4

SHAREHOLDERS EQUITY AND LIABILITIES
Shareholders’ equity	3,111.8	5,311.7
Minority interests	0.0	1.6
Long-term liabilities	59.7	108.0
Current liabilities	265.6	361.1
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	3,437.1	5,782.4

Note to Balance Sheet:

In December 2002, as a result of the analysis based on the estimated future value that each of the businesses and countries will generate, performed in order to determine the recovery of the carrying value of goodwill, tax assets, and other fixed assets in the consolidated balance sheet, in accordance with the accounting principle of prudence in valuation, the Company recorded impairment charges amounting to 857 million Euro related to goodwill and reversed tax assets amounting to 385 million Euro. Also, the Company wrote down 57 million Euro of start-up costs and recorded fixed assets valuation allowances and write off amounting to 61 million Euro.

Cash Flow Statement

(in million of Euros—Spanish GAAP)

unaudited

mar-31 2003
Initial Balance(1)	1,748.8
Cash flows from operating activities	-4.5
Cash flows from investing activities	-7.4
Cash flows from financing activities	7.8
Conversion exchange rate	-13.3
Ending Balance(2)	1,731.3

(1)	Q1’03 initial balance expressed in Euros at Q4’02 CLosing exchange rates.
(2)	Q1’03 ending balance expressed in Euros at Q1’03 closing exchange rates.

Change in Net Debt Position

(in million of Euros—Spanish GAAP)

unaudited

		mar-31 2003
I	Cash flow from operations	-4.5
II	Other payment related to operating activities	0.3
III	Net interest payment	7.3
IV	Payment for income tax	0

A=I+II+III+IV	Net cash provided by operating activities	3.0

V	Net payment for investment in fixed and intangible assets	-6.2
VI	Net payment for financial investment	-1.4

B=V+VI	Net cash used in investing activities	-7.6

C	Dividends paid	0.0

D=A+B+C	Free cash flow after dividends	-4.6

E	Capital increases	0.7
F	Effects of conversion rate changes on net debt	-13.6

G	Net debt at beginning of period	-1,761.1
	Cash and cash equivalent	-1,748.8
	Other short term financial investment	-12.3

H=G-D-E-F	Net debt at end of period	-1,743.6
	Cash and cash equivalent	-1,731.3
	Other short term financial investment	-12.4

Operating Data

(in thousands)

	mar-31 2003		mar-31 2002	Δ%
Total Pay Subscribers(1)	3,260		1,830	78%
Access:
Narrowband	1,031		1,038	-1%
Broadband	419		272	54%
Total	1,450		1,310	11%

OBP(CSP/ Portal):	1,810		520	248%

Broadband Access Subscribers
Spain	122	(2)	122	0%
Latam	297		150	98%
Total	419		272	54%

(1)	Based on number of services delivered. Some suscribers may be contracting access and OBP product/services at the same time.
(2)	Between 3m’02 and 3m’03 the company terminated 7,500 subscriber accounts, mainly due to bad-debt.

Historic Data

Consolidated Statement of Operations

(in thousand of Euros—Spanish GAAP)

unaudited

	2002				2003
	3m	6m	9m	12m	3m
Revenues:
Access	60,896	118,326	169,156	220,416	49,722
Advertising and e-commerce	75,138	156,386	228,017	281,362	20,753
Communication, portal and content services	9,396	21,015	33,189	66,638	30,593
Corporate & SMEs Services and Other	15,166	26,611	37,744	53,376	13,759
Total revenues	160,596	322,338	468,106	621,791	114,827

Operating expenses:
Goods purchased	(83,218)	(157,367)	(227,024)	(293,619)	(57,857)
Personnel expenses	(47,788)	(93,986)	(136,781)	(165,433)	(31,831)
Professional services	(11,973)	(24,383)	(29,002)	(35,361)	(6,088)
Depreciation and amortization	(40,369)	(76,612)	(110,423)	(142,718)	(19,461)
Marketing and Commisions	(28,266)	(62,081)	(96,253)	(142,905)	(15,592)
Maintenance, supplies and leases	(17,020)	(33,539)	(47,734)	(63,353)	(12,176)
Other operating expenses	(19,179)	(35,773)	(47,645)	(62,815)	(10,844)
Total operating expenses	(247,813)	(483,741)	(694,862)	(906,204)	(153,849)

Operating loss	(87,217)	(161,403)	(226,756)	(284,413)	(39,022)

Financial income (expense)	14,445	33,730	49,324	63,544	12,270
Amortization of goodwill	(65,661)	(128,887)	(191,070)	(252,555)	(20,129)
Equity share in affiliate losses, net	(21,012)	(39,076)	(60,278)	(148,902)	(11,187)
Extraordinary income (expense) and other	(1,352)	(2,942)	875	(1,046,331)	2,518

Income (loss) before taxes	(160,797)	(298,578)	(427,905)	(1,668,657)	(55,550)

Corporate income tax credit	30,046	62,291	92,739	(342,625)	(164)
Minority interest	586	2,811	2,972	2,411	26

Net Loss(Spanish GAAP)	(130,165)	(233,476)	(332,194)	(2,008,871)	(55,688)

Shares excluding Stock Opt ions Plan (‘000)	560,600	559,313	559,364	559,569	559,848

Notes to Consolidated Statement of Operations

(in thousand of Euros—Spanish GAAP)

unaudited

	2002				2003
	3m	6m	9m	12m	3m
Revenues by Country:(1)
Spain	35,458	71,154	107,419	164,148	42,051
Brazil	31,853	65,371	91,746	115,484	33,270
US	67,455	137,909	198,584	230,907	21,317
Other	25,830	47,904	70,357	111,252	18,189
Total revenues	160,596	322,338	468,106	621,791	114,82

EBITDA reconciliation:
Operating loss	(87,217)	(161,403)	(226,756)	(284,413)	(39,022)
Depreciation and amortization	40,369	76,612	110,423	142,718	19,461
Lease expense on fixed assets(2)	6,009	11,611	16,661	21,388	4,359
EBITDA(3)	(40,839)	(73,180)	(99,672)	(120,306)	(15,202)
EBTDA Margin	-25%	-23%	-21%	-19%	-13%

(1)	Not by legal entity
(2)	In all prior periods reported and for EBITDA guidance calculation purposes, expenses related to equipment leases recorded in Lycos are deemed to be depreciation costs.
(3)	Sse EBITDA description in the Other Information section

Consolidated Balance Sheet

(in million of Euros—Spanish GAAP)

	2002				2003
	mar-31	jun-30	sep-30	dec-31	mar-31
ASSETS
Due from Shareholders for Uncalled Capital	350.3	339.0	322.5	291.9	254.0

Fixed and Other Noncurrent Assets:
Intangible assets	140.8	107.4	89.8	57.1	71.8
Property and equipment	121.1	97.7	90.7	54.8	45.9
Long-term investments	1,079.7	1,098.6	1,114.0	522.3	558.7
Other fixed and noncurrent assets	81.6	72.0	65.4	3.3	3.1
Total fixed an other noncurrent assets	1,423.2	1,375.7	1,359.9	637.4	679.4

Goodwill in consolidation	1,760.0	1,625.5	1,570.9	627.2	605.6

Long-Term deferred expenses	14.9	12.3	13.7	10.4	7.4

Current Assets:
Cash and Short-term investments	2,021.9	1,911.4	1,825.1	1,761.1	1,743.8
Other current assets	212.3	187.3	202.0	177.0	146.9
Total current Assets	2,234.1	2,098.8	2,027.1	1,938.1	1,890.7

TOTAL ASSETS	5,782.4	5,451.3	5,294.1	3,504.9	3,437.1

SHAREHOLDERS EQUITY AND LIABILITIES
Shareholders’ equity	5,311.7	5,007.4	4,906.4	3,190.9	3,111.8
Minority interests	1.6	(0.1)	0.0	0.0	0.0
Long-term liabilities	108.0	109.9	78.7	51.7	59.7
Current liabilities	361.1	334.1	309.0	262.3	265.6

TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	5,782.4	5,451.3	5,294.1	3,504.9	3,437.1

Note to Balance Sheet:

In December 2002, as a result of the analysis based on the estimated future value that each of the businesses and countries will generate, performed in order to determine the recovery of the carrying value of goodwill, tax assets, and other fixed assets in the consolidated balance sheet, in accordance with the accounting principle of prudence in valuation, the Company recorded impairment charges amounting to 857 million Euro related to goodwill and reversed tax assets amounting to 385 million Euro. Also, the Company wrote down 57 million Euro of start-up costs and recorded fixed assets valuation allowances and write off amounting to 61 million Euro.

Operating Data

(in thousands)

	2002				2003
	3m	6m	9m	12m	3m
Total Play Subscribers(1)	1,830	2,269	2,530	3,127	3,260

Access:
Narrowband	1,038	1,048	1,051	1,021	1,031
Broadband	272	301	342	378	419
Total	1,310	1,349	1,393	1,399	1,450

OBP (CSV/ Portal):	520	920	1,137	1,728	1,810

Broadband Access Subscribers
Spain	122	126	121	125	122	(2)
Latam	150	183	217	253	297
Total	272	309	338	378	419

(1)	Based on number of services delivered. Some suscribers may be contracting access and OBP product/services at the same time.
(2)	Between 3m'02 and 3m'03 the company terminated 7,500 subscriber accounts, mainly due to bad-debt.

Other Information

Description of main Consolidated Statement of Operations accounts and EBITDA

Revenues

Access: subscriptions, traffic-inducement fees and call center revenues from residential clients.

Advertising and e-commerce: advertising, slotting fees and transaction commissions.

Communication, Portal and Content Services: value-added service fees related to communication, portal and content services and software package licenses paid to us by the final user or the companies through which we distribute them to the final user.

Corporate & SMEs Services and Other: primarily services to corporations and SMEs both access and media related. It excludes fees paid to us by the companies that distribute our value-added services, which are included under the Communication, Portal and Content Services line.

Goods Purchased

Include telecommunication expenses, technical help desk expenses, purchase of customer connection kits and modems, cost of e-commerce products sold, ad-serving costs, purchase of content, operating outsourcing and any other purchase.

Personnel Expenses

Include salaries, associated expenses and other employee benefits, regardless of the job classification of the employee.

Professional Services

Include, among others, consulting, legal advisors’, auditors’ fees and insurance policies.

Depreciation and Amortization Expenses

Include depreciation charges relating to tangible assets and amortization charges relating to intangible assets (not including goodwill), intangible rights and start-up costs.

Marketing and Commissions

Include expenses related to advertising and marketing.

Maintenance, Supplies and Leases

Include rental expenses, equipment leases, repairs and maintenance expenses, as well as expenses related to internal communications and other office expenses.

Other Operating Expenses

These expenses include bad debt, tax (other than income tax), travel expenses and other operating expenses.

EBITDA

EBITDA is defined as operating income (loss) before depreciation on fixed assets, lease expense on fixed assets and amortization on intangible assets.

Other below the line items that are not included in EBITDA represent costs that are either not directly related to our core business or are non-recurring in nature including our share of gains and losses on equity method investments, goodwill amortization and other one time charges we believe to be outside the normal course of business and which may change from period to period, as well as income taxes.

Main Fully and Equity Consolidated Companies

MAIN FULLY CONSOLIDATED COMPANIES

ARGENTINA	TERRA NETWORKS ARGENTINA S.A.
BRAZIL	TELEFONICA INTERACTIVA BRASIL LTDA. (GRUPO)
COLOMBIA	TERRA NETWORKS COLOMBIA HOLDING S.A. (GRUPO)
CHILE	TERRA NETWORKS CHILE HOLDING LIMITADA (GRUPO)
SPAIN	IFIGENIA PLUS, S.A.
SPAIN	MAPTEL NETWORKS, S.A.
SPAIN	TERRA NETWORKS ESPAÑA, S.A.
GUATEMALA	TERRA NETWORKS GUATEMALA S.A.
MEXICO	TERRA NETWORKS MEXICO HOLDING S.A. DE C.V. (GRUPO)
PERU	TERRA NETWORKS PERU S.A.I

DOMINICAN REPUBLIC	TERRA NETWORKS CARIBE, S.A.
URUGUAY	TERRA NETWORKS URUGUAY, S.A.
USA	LYCOS INC.
VENEZUELA	TERRA NETWORKS VENEZUELA S.A.

MAIN EQUITY CONSOLIDATED COMPANIES

HOLLAND	LYCOS EUROPE	32,1%
SPAIN	TERRA MOBILE, S.A.	20%
SPAIN	AZELER AUTOMOCIÓN, S.A.	50%
SPAIN	A TU HORA, S.A.	50%
SINGAPUR	LYCOS ASIA	50%
SPAIN	RED UNIVERSAL DE MARKETING Y BOOKINGS ON-LINE, S.A.	50%
SPAIN	UNO_ E BANK	49%
USA	ONE TRAVEL.COM, INC.	39,6%

Guidance

	Revenue (€ m)	EBITDA Margin
February 26, 2003
For the period of:
FY 2003	570 - 620 (*)	-12% -8%

(*)	Figures at 2002 average exchange rates

Relevant Facts filed with the CNMV/SEC

•	January, 30th. 2003: The Board of Directors meeting of Terra Networks, S.A. approved the Internal Regulation of Best Practices on Financial Markets which modifies and develops the one in force that was approved on October, 18 1999, so as to comply with the new Spanish and USA regulations.

•	January, 30th. 2003: The Board of Directors meeting of Terra Networks, S.A. approved, previous favorable report of the Appointment and Remuneration Committee, the appointment of the shareholders Mr. Luis Bassat and Mr. Luis Badía, as members of the Board of Directors, in order to fill the vacancies produced after the resignation of Mr. Jesús María Zabalza Lotina and Mr. Alejandro Junco de la Vega Elizondo.

•	February, 13th. 2003: The Board of Directors of Terra Lycos unanimously approved the signature with Telefónica of a Strategic Alliance Master Agreement that substitutes the Strategic Agreement of May 16th, 2000 to which the company Bertelsmann was also party.

•	February, 26th. 2003: Terra Lycos announced its 2002 financial results. In accordance with the accounting principle of prudence in valuation, as of December 31, 2002 consolidation goodwill amounting to €856,657 thousand was written down and capitalized tax credits amounting to €384,530 thousand were reversed (this reversal amounted to €453.403 thousand considering the tax assets booked during year 2002). Also, €56,622 thousand of start-up costs were written down and tangible fixed asset and intangible asset allowances and write offs were recorded for a total amount of €61.202 thousand.

•	March, 26th. 2003: Terra Lycos communicates the appointment of the shareholder Mr. J. Alfonso Bustamante as a member of the Board of Directors, in order to fill the vacancy produced after the resignation of Mr. John H. de Mol.

•	April, 4th. 2003: Terra Lycos communicates the resolutions approved by the General Shareholders Meeting held on April, 2nd.

•	April, 24th. 2003: Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and Terra Networks, S.A. (TERRA), holders of the 51% and 49% of the share capital of Unoe Bank, S.A., respectively, in an Extraordinary General Shareholders’ Meeting held on April 23, 2003, have unanimously approved an increase of capital in Unoe Bank, S.A., to be wholly subscribed by Finanzia Banco de Crédito, S.A. (a wholly owned subsidiary of BBVA), through the contribution of its Consumer’s Lending Business. Finanzia Banco de Crédito, S.A. has also held in the same day an Extraordinary General Shareholders’ Meeting approving the mentioned contribution and subscription of the increase of capital. The mentioned increase of capital integrates the Consumer’s Lending Business in Unoe Bank, S.A. and as a result of the referred capital increase, BBVA Group and TERRA will hold stakes in Unoe Bank, S,A, share capital of 67% and 33%, respectively.

Press Releases

•	January, 6th. 2003: Terra Lycos announces that its Matchmaker.com, one of the longest running dating sites on the web, has expanded internationally and features new multi-lingual capability.

•	January, 12th. 2003: Terra Lycos launches in the US the deployment of a broadband private label personalization platform specifically tailored to high-speed Internet Service Providers.

•	January, 30th. 2003: Terra Networks, S.A. approves a new Set of Corporate Values that modifies and improves the present one. The new Code reflects the intention of the company to have the best practices in terms of Good Governance.

•	January, 31st. 2003: Terra España launches version 3.0 of Terra Messenger, a new real time messaging service, that allows Terra community users to maintain instant communications among other community members, as well as with other messaging platform users.

•	February, 5th. 2003: Terra Lycos launches Tripod Blog Builder, extending its leadership in personal publishing technology, making it incredibly easy to create Web sites in seconds.

•	February, 13th. 2003: Terra Lycos and Telefónica sign a long-term strategic alliance to boost their leadership in the Internet sector. The new alliance consolidates Terra Lycos’ long-term business model, takes advantage of synergies and creates value for both companies.

•	February, 20th. 2003: Terra España presents Terra Games, an exclusive game area where competition and technology excellence are combined.

•	March, 6th. 2003: Terra España displayed to advertising agencies the most comprehensive product offering on the Internet in Spain, launching in this event several new products and features for 2003. This offering, similar to the Fall TV lineup in the US, was called “Los Continentes de Terra”.

•	March, 13th. 2003: Terra España launches new broadband access products, including offers responding to user needs: “Terra ADSL Home”, “ADSL A tu Medida” and “Terra ADSL Plus”.

•	April, 1st. 2003: Terra Lycos will develop and maintain the Virtual Forum, as part of the “Forum Universal de les Cultures”, in a highly interactive context, allowing users and participants to exchange experiences and knowledge from all over the world.

•	April, 7th. 2003: Terra Lycos announces that its online financial site, Quote.com, now offers users integrated trading through a new agreement with CyberTrader.

•	April, 15th. 2003: Terra España incorporates into its portal the new service “Terra Diagnosticador”, a free tool that allows Terra users to make a diagnostics of its computer, in order to identify possible problems within their e-mail and Internet services.

Contact Information

Terra Lycos

Investor Relations

Miguel von Bernard	Investor Relations Director
Phone:	34.91.452.3922
e-mail:	miguel.vonbernard@corp.terra.com

Claudia Sierra	Investor Relations
Phone:	34.91.452.3927
e-mail:	claudia.sierra@corp.terra.com

Concha López	Investor Relations
Phone:	34.91.452.3926
e-mail:	concha.lopez@corp.terra.com

Justine Alonzo	Investor Relations USA
Phone	1.781.370.28.07
e-mail:	justine.alonzo@corp.terralycos.com

Terra Lycos

Shareholders Office

Cristina García	Shareholders Office
Phone:	900.500.525
e-mail:	oficina.accionistas@corp.terra.com

Safe-Harbour

This document contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activities and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes” and similar language or the negative thereof or by the forward-looking nature of discussions of strategy, plans or intentions.

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Terra Lycos undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Terra Lycos business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company’s Annual Report on Form 20-F as well as periodic filings made on Form 6-K, which are on file with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Networks, S.A.

Date:	By: /s/ ELÍAS RODRÍGUEZ-VIÑA CANCIO
Name: Elías Rodríguez-Viña Cancio
Title: Chief Financial Officer Terra Networks, S.A.